This document is important and requires your immediate attention. Inquiries concerning the information in this document should be directed to Laurel Hill Advisory Group, the strategic shareholder advisor and information agent retained by Pacific Booker, by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com.

DIRECTORS' CIRCULAR
RECOMMENDING
REJECTION
(NO ACTION NEEDED BY SHAREHOLDERS)
of American Eagle Gold Corp.'s unsolicited offer
to purchase all of the Common Shares of
PACIFIC BOOKER MINERALS INC.
for consideration per Common Share of 1.41 common shares of American Eagle Gold Corp.

The Pacific Booker Board, based on the unanimous recommendation of the Special Committee comprised of independent directors, and after receiving advice from its financial and legal advisors, has unanimously concluded that the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders and recommends that you
REJECT the Hostile Bid and DO NOT TENDER your Common Shares.
NO ACTION IS REQUIRED to REJECT the Hostile Bid.

Shareholders are encouraged to visit our website for up-to-date information relating to the Hostile Bid at www.pacificbooker.com or contact Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com.

ii

The Pacific Booker Board recommends that Shareholders NOT TAKE ANY ACTION to ensure that Shareholders are able to consider all of the options available to them.
NO ACTION IS REQUIRED to REJECT the Hostile Bid

If you have already tendered your Common Shares to the Hostile Bid, you can withdraw your Common Shares by contacting your broker or Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com. To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

April 29, 2026

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April 29, 2026
Dear Shareholder,

Pacific Booker owns a great asset with tremendous value potential. In an effort to take control of this asset, American Eagle Gold Corp. (the "Offeror" or "American Eagle") has commenced an opportunistic hostile take-over bid (the "Hostile Bid") to acquire all of the common shares (the "Common Shares") of Pacific Booker Minerals Inc. ("Pacific Booker" or the "Company" or "we" or "our"). This asset rightfully belongs to you, our shareholders, and not to an outside buyer attempting to purchase the Company below its fair value.

After careful consideration, and with the advice of external financial and legal advisors, and having received the unanimous recommendation of the Special Committee (the "Special Committee") comprised of independent directors of the board of directors (the "Board" or "Pacific Booker Board") of the Company, the Board believes that the Hostile Bid is inadequate and unanimously recommends that you REJECT the Hostile Bid and NOT TENDER your Common Shares.

To reject the Hostile Bid, shareholders simply do not need to do anything – TAKE NO ACTION.

The Board has established the Special Committee, chaired by Jonathan McCullough and including Gregory Anderson, each of whom are independent directors, to oversee Pacific Booker's response to the Hostile Bid and make recommendations in respect thereof. As the Special Committee evaluates alternatives to maximize shareholder value, we believe a superior offer or alternatives may emerge prior to the scheduled expiry of the Hostile Bid, which is not until 5:00 p.m. (Toronto time) on July 29, 2026.

By any measure, Pacific Booker's Morrison Project is worth substantially more than the consideration offered under the Hostile Bid. We urge you to carefully read the attached directors' circular (the "Directors' Circular"), which provides background to the Hostile Bid and outlines compelling reasons to REJECT it.

Significant standalone and strategic value

Quite simply, American Eagle is offering to buy your shares at a price well below what they are worth. The Morrison Project is a large-scale copper-gold-molybdenum deposit in a Tier-1 jurisdiction (British Columbia) with mineral resources of over two billion pounds of copper and over two million ounces of gold supported by a completed Technical Report. The Hostile Bid values the Morrison Project at approximately US$0.01 per pound of copper in resources, which is the low end of the peer group range between US$0.02 and US$0.05 per pound (or as much as an 80% discount) and well below the comparable precedent transactions ranging between US$0.04 per pound and US$0.09 per pound (or as much as an 89% discount).[1] American Eagle is opportunistically attempting to acquire this asset at distressed pricing before the Company has had the opportunity to re-engage with First Nations stakeholders, reset the permitting pathway, or conduct a competitive strategic process. Our view is that tendering your Common Shares at the low price offered by American Eagle would deprive you of significant upside potential in your investment by crystallizing value before the Company has had a chance to remedy the above items.

[1] Refer to Appendix "C" of the Directors' Circular for the Company's mineral resource estimate, derived from the Technical Report.

iv

Significant standalone and strategic value

Your decision comes down to whether you believe that the Morrison Project is worth more than the implied consideration being offered by American Eagle, or alternatively, that 1.41 common shares of American Eagle per Common Share (representing an implied offer price of $1.551 based on the closing price of American Eagle's common shares on the TSXV on April 28, 2026) reflects full value for the Company. The market clearly does not see the Hostile Bid's value as adequate, as Pacific Booker's shares have closed above the Hostile Bid's value each day since announcement, and traded at prices representing more than double the implied consideration.

The Board and its advisors believe that the Morrison Project is a restart-able, permitted-scale copper asset with significant optionality value under current and projected copper price environments. The Morrison Project is not a "stranded" project, as American Eagle has characterized it.

Offer consideration carries significant risk

The share consideration offered under the Hostile Bid exposes our shareholders to a company with inferior assets. The consideration offered under the Hostile Bid is comprised entirely of shares of American Eagle, a pre-revenue, exploration-stage company. American Eagle has no mineral resource or reserve estimates at its NAK project, no history of mineral production, negative operating cash flow, and is dependent on third-party financing. American Eagle reported a net loss of approximately $7.3 million for the nine months ended September 30, 2025. There is significant risk to Pacific Booker shareholders in accepting American Eagle shares, since there is insufficient drilling to determine the ultimate average grade and continuity of the mineralization at the NAK project. Assuming American Eagle would be valued at the peer group average valuation, it would need to produce a mineral resource estimate of approximately the same size as Morrison in order to justify its current market value, which is a highly uncertain outcome.

Moreover, American Eagle opted to make the Hostile Bid and file the American Eagle Circular mere days before its audited annual financial statements were due to be filed, compromising the ability of Shareholders to properly value the Offeror Common Shares and leaving Shareholders with nearly seven month old financial information which may no longer accurately reflect the Offeror's financial state.

Board actively pursuing strategic alternatives

The Pacific Booker Board, on the recommendation of the Special Committee and with the assistance of its financial and legal advisors, is actively evaluating strategic alternatives designed to maximize value for all our shareholders, including both seeking to engage with third parties on potential alternative transactions that would offer fair value to shareholders and also exploring standalone scenarios.

Undervalued compared to peers and comparable transactions

The Hostile Bid values Pacific Booker at approximately US$0.01 per pound of copper in resources, which is in the low-end valuation range of between US$0.02 per pound and US$0.05 per pound for comparable

v

copper development-stage assets (or as much as an 80% discount) and well below precedent transactions of between US$0.04 per pound and US$0.09 per pound (or as much as an 89% discount). [2]

Accepting the American Eagle offer would mean that you, our shareholders, are foregoing a significant portion of Pacific Booker's fair value and exchanging your interest in a resource-stage copper-gold asset for shares of an early-stage, pre-resource exploration company with significant execution risk.

We are confident that the Morrison Project's standalone and strategic value, combined with the Board's active pursuit of strategic alternatives, will deliver greater value to our shareholders than the consideration American Eagle is offering. The Special Committee may uncover additional opportunities which we believe would be superior to the Hostile Bid.

An opportunistic and inadequate bid

We believe the Hostile Bid is opportunistically timed to acquire the Morrison Project at a depressed valuation before the Company has had the opportunity to re-engage with First Nations stakeholders, reset the permitting pathway, or conduct a competitive strategic process that could surface the true value of the Morrison asset. American Eagle is well aware of the scale and quality of the Morrison Project's copper-gold endowment and wishes to capture this upside potential for itself.

American Eagle's approach is driven by a desire to acquire the Morrison Project on the cheap, before the Company can undertake the steps necessary to demonstrate the full value of the asset. This is consistent with American Eagle's history of repeated attempts to acquire the Morrison Project at a discount since 2024.

We agree with American Eagle that Pacific Booker owns a great asset with tremendous value potential. Where we differ is in our belief that the upside rightfully belongs to you, our shareholders, and not to an outside buyer attempting to purchase the Company below its fair value.

Take No Action

For the reasons fully described in our Directors' Circular, we recommend that you REJECT the Hostile Bid. To reject, you do not need to do anything. If you have tendered your Common Shares and wish to withdraw, simply ask your broker or Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com, to assist you with this process. For more information, please go to www.pacificbooker.com.

[2] Refer to Appendix "C" of the Directors' Circular for the Company's mineral resource estimate, derived from the Technical Report..

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On behalf of the Board, the Special Committee and management of Pacific Booker, we would like to thank you for your consideration and your support.
Signed
Jonathan McCullough "Jonathan McCullough" Chair of the Special Committee	John Plourde "John Plourde" Director, President & CEO

The Pacific Booker Board has unanimously concluded that the Hostile Bid does not reflect Pacific Booker's full and fair value, and recommends that you:
REJECT the Hostile Bid and DO NOT TENDER your Common Shares.
NO ACTION IS REQUIRED to REJECT the Hostile Bid

If you have already tendered your Common Shares to the Hostile Bid, you can WITHDRAW your Common Shares by contacting your broker or Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com.. To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

vii

SUMMARY

The information set out below is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors' Circular. This Directors' Circular should be read carefully and in its entirety as it provides important information regarding Pacific Booker and the Hostile Bid. Capitalized terms used but not defined in this summary have the meanings ascribed to them in the Glossary attached as Appendix "B" to this Directors' Circular or elsewhere in this Directors' Circular.

Unanimous Recommendation of the Pacific Booker Board:

The Pacific Booker Board, based on the unanimous recommendation of the Special Committee comprised entirely of independent directors, and after receiving advice from its financial and legal advisors, has unanimously concluded that the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders. Accordingly, for the reasons described in more detail below, the Pacific Booker Board UNANIMOUSLY recommends that you REJECT the Hostile Bid and NOT TENDER your Common Shares to the Hostile Bid.

Reasons for Rejection:

The Pacific Booker Board and the Special Committee carefully reviewed and evaluated, together with their external financial and legal advisors and with the benefit of their advice, the Hostile Bid. The following is a summary of the principal reasons for the UNANIMOUS recommendations of the Special Committee and of the Pacific Booker Board that you REJECT the Hostile Bid and NOT TENDER your Common Shares to the Hostile Bid.

The Pacific Booker Board believes that:

•the Hostile Bid is highly opportunistic bid that does not reflect Pacific Booker's full and fair value;

othe Hostile Bid values the Morrison Project at approximately US$0.01 per pound of copper in resources, the low end of the valuation range of the peer group average of between US$0.02 per pound and US$0.05 per pound (or as much as an 80% discount) and well below precedent transactions of between US$0.04 per pound and US$0.09 per pound (or as much as an 89% discount); [3]

•the market views the Hostile Bid as inadequate;

othe Common Shares have traded significantly above the Hostile Bid price every day since the Hostile Bid was launched, and traded at prices representing more than double the implied consideration;

•the Hostile Bid is financially inadequate;

[3] Refer to Appendix "C" of the Directors' Circular for the Company's mineral resource estimate, derived from the Technical Report.

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oRCI Capital has delivered an opinion that the consideration offered to Shareholders (other than American Eagle and its affiliates) under the Hostile Bid is inadequate, from a financial point of view, to such Shareholders;

othe value of the Hostile Bid is inadequate compared to the estimated $43 million that has been expended on Morrison, and the extensive documentation tabled in support of the mine development permit;

•Pacific Booker has a technical report on the Morrison Project with a published mineral resource estimate; American Eagle does not have any published mineral resources or mineral reserves;

•the standalone case has strong upside potential for Shareholders and superior offers or other alternatives have the potential to emerge as the Special Committee considers all alternatives to maximize shareholder value; and

•the Hostile Bid is highly conditional.

See "Reasons for Rejecting the Hostile Bid".

The Hostile Bid:

The Offeror has offered to purchase all of the outstanding Common Shares, including any Common Shares that may become issued and outstanding after the date of the Hostile Bid but before the Expiry Time, on the basis of 1.41 Offeror Common Shares per Common Share. As the Hostile Bid is open for acceptance until 5:00 p.m. (Toronto time) on July 29, 2026, there is no need for Shareholders to take any action with respect to the Hostile Bid. Shareholders who have tendered Common Shares to the Hostile Bid and who wish to obtain advice or assistance in withdrawing their Common Shares are urged to contact their broker or Laurel Hill Advisory Group, the strategic shareholder advisor and information agent retained by

ix

Pacific Booker, by North American toll free phone at 1-877-452-7184, collect calls outside North America at 1-416-304-0211, or by email at assistance@laurelhill.com.
Rejection of the Hostile Bid by Directors and Officers:	The directors and officers of Pacific Booker have indicated their intention to REJECT the Hostile Bid and NOT TENDER their Common Shares to the Hostile Bid.

x

QUESTIONS AND ANSWERS ABOUT THE HOSTILE BID

Capitalized terms used but not defined herein have the meanings ascribed thereto in Appendix "B" to this Directors' Circular.

Q.Who is making the offer? What is the Offeror proposing?

A.American Eagle Gold Corp., a TSXV-listed exploration company, has offered to purchase all of the issued and outstanding Common Shares on the basis of 1.41 Offeror Common Shares per Common Share.

Q.Should I accept the Hostile Bid?

A.NO. The Pacific Booker Board, based on the unanimous recommendation of the Special Committee comprised entirely of independent directors, and after receiving advice from its financial and legal advisors, has unanimously concluded that the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders.

The Pacific Booker Board UNANIMOUSLY recommends that Shareholders REJECT the Hostile Bid and NOT TENDER their Common Shares. Members of the Pacific Booker Board and officers of Pacific Booker do NOT intend to tender their Common Shares to the Hostile Bid, which the Pacific Booker Board views as offering inadequate consideration to Shareholders.

Q.How do I reject the Hostile Bid (if I have not yet tendered my Common Shares)?

A.You do not need to take any action. DO NOT TENDER your Common Shares. If you are contacted by the Offeror, American Eagle or their information or solicitation agent, DO NOT TENDER your Common Shares or complete any documents that they may provide you.

Q.Can I withdraw my Common Shares if I have already tendered?

A.YES. You can withdraw your Common Shares:

(a)at any time before your Common Shares have been taken up by the Offeror under the Hostile Bid;

(b)at any time before the expiration of 10 days from the date upon which either:

(i)a notice of change relating to a change which has occurred in the information contained in the American Eagle Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Hostile Bid (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Hostile Bid; or

xi

(ii)a notice of variation concerning a variation in the terms of the Hostile Bid (other than a variation consisting solely of an increase in the consideration offered for the Common Shares under the Hostile Bid where the Expiry Time is not extended for a period greater than 10 days, or a variation consisting solely of a waiver of one or more conditions of the Hostile Bid, or both);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or regulatory authorities and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice; or

(c)if your Common Shares have not been paid for by the Offeror within three business days after having been taken up by the Offeror.

Q.How do I withdraw my Common Shares I have already tendered?

A.For information on how to withdraw your Common Shares, Pacific Booker recommends you contact Laurel Hill Advisory Group, the strategic shareholder advisor and information agent retained by Pacific Booker, by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com. Laurel Hill Advisory Group's contact information is also listed at the end of this Q&A and on the back cover of this Directors' Circular. To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

Q.Why does the Pacific Booker Board believe that the Hostile Bid should be rejected? Why does this offer undervalue my investment?

A.The Pacific Booker Board, based on the unanimous recommendation of the Special Committee comprised of independent directors, and after receiving advice from its financial and legal advisors, has unanimously concluded that the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders. The Pacific Booker Board took into account numerous factors including, but not limited to, the reasons set out below in reaching its UNANIMOUS recommendation that Shareholders REJECT the Hostile Bid and NOT TENDER their Common Shares to the Hostile Bid. See "Reasons for Rejecting the Hostile Bid".

Shareholders are strongly encouraged to carefully review the full explanation of the reasons for the Special Committee's and the Pacific Booker Board's unanimous recommendations in this Directors' Circular, including the opinion of RCI Capital dated April 29, 2026, that, as of that date and based upon and subject to the assumptions, limitations and qualifications contained in its opinion and such other matters as RCI Capital considered relevant, the consideration offered to the Shareholders (other than American Eagle and its affiliates) under the Hostile Bid is inadequate, from a financial point of view, to such Shareholders. See "Directors' Recommendation".

xii

The full text of the foregoing opinion, setting out the assumptions made, matters considered and limitations and qualifications of the review undertaken in connection with the opinion of RCI Capital, is attached as Appendix "A" to this Directors' Circular.

The summary of the opinion of RCI Capital in this Directors' Circular is qualified in its entirety by reference to the full text of the opinion. The opinion is not a recommendation as to whether or not Shareholders should accept or reject the Hostile Bid. The opinion is one of a number of factors taken into consideration by the Special Committee and the Pacific Booker Board in making their unanimous determinations that the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders and to recommend that Shareholders reject the Hostile Bid and not tender their Common Shares to the Hostile Bid. Please refer to the heading "Opinion of the Financial Advisor" for further details regarding the opinion.

Q.What action is the Pacific Booker Board undertaking in response to the Hostile Bid?

A.On April 27, 2026, the Pacific Booker Board established the Special Committee, comprised of two independent directors, to evaluate the Hostile Bid, make recommendations in respect thereof and to consider other strategic alternatives available to Pacific Booker. The Pacific Booker Board, through the Special Committee and consistent with its fiduciary duties, is evaluating a broad range of options, including, but not limited to, possible change of control transactions or asset sales with one or more third parties, partnerships with strategic or financial partners or remaining independent and pursuing Pacific Booker's existing strategy as a stand-alone entity. Shareholders should wait for the results of the Special Committee's efforts to explore available alternatives. See "Alternatives to the Hostile Bid".

Q.How many Common Shares does American Eagle own?

A.The American Eagle Circular discloses that it beneficially owns, directly or indirectly, or controls or directs, 1,000 Common Shares of Pacific Booker, representing approximately 0.01% of the issued and outstanding Common Shares.

Q.My broker advised me to tender my Common Shares. Should I?

A.NO. The Pacific Booker Board, based on the unanimous recommendation of the Special Committee comprised of independent directors, and after receiving advice from its financial and legal advisors, has UNANIMOUSLY recommended that Shareholders REJECT the Hostile Bid and NOT TENDER their Common Shares to the Hostile Bid. The American Eagle Circular states that American Eagle has agreed to pay fees or commissions to its financial advisor, SCP Resource Finance LP, and its information agent and depository, Shorecrest Group Ltd., and that it may make other arrangements with soliciting dealers, dealer managers or information agents, either within or outside Canada, for compensation during the Hostile Bid period if it considers it appropriate to do so. As a result, their advice with respect to a decision to tender may not be impartial.

xiii

Q.Is this a "friendly" take-over bid?

A.NO. In a friendly take-over bid, the two companies work together to come to an agreement that would enhance Shareholder value. American Eagle, however, initiated its offer without the support of the Pacific Booker Board. Given this, the Hostile Bid should not be considered a friendly take-over bid and should be considered hostile to Pacific Booker. The Special Committee and the Pacific Booker Board are working, together with Pacific Booker's external financial and legal advisors, to develop, review and evaluate a range of strategic alternatives in the best interests of Pacific Booker and its Shareholders with a view to maximizing value to Shareholders.

Q.Will the Offeror increase the Hostile Bid?

A.Although American Eagle may increase the consideration offered under the Hostile Bid, it has not done so – see "Background to the Hostile Bid and Response of Pacific Booker". As a result, Pacific Booker does not know if the Offeror will increase the consideration offered to Shareholders under the Hostile Bid. The Pacific Booker Board believes that at its current price the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders. See "Reasons for Rejecting the Hostile Bid".

Q.Will I have protections if the Offeror takes up more than 66 2/3% of the Common Shares under the Hostile Bid and I don't tender my Common Shares?

A.YES. If the Offeror takes up Common Shares under the Hostile Bid, the Offeror is required by law to extend the Hostile Bid for a further 10-day period during which Shareholders who have not already done so may tender their Common Shares. Further, applicable corporate law contains protections for minority Shareholders, including the right, in certain circumstances, to dissent and demand payment of the fair value of their Common Shares in the event of a Subsequent Acquisition Transaction (as defined below). If by the Expiry Time or within four (4) months from the date of the Hostile Bid, the Offeror is successful in acquiring at least 90% of the Common Shares under the Hostile Bid, excluding Common Shares held at the date of the Hostile Bid by or on behalf of the Offeror or its affiliates or associates (each as defined in NI 62-104), the Offeror has disclosed its intention to acquire the remaining Common Shares pursuant to a Compulsory Acquisition. If the Offeror is successful in acquiring at least two-thirds of the Common Shares, but less than 90% of the Common Shares, or the right of Compulsory Acquisition is not available, the Offeror has disclosed that it may pursue other means of acquiring the remaining Common Shares not deposited under the Hostile Bid pursuant to an amalgamation, statutory arrangement, capital reorganization, amendment to the articles or notice of articles of Pacific Booker, consolidation or other transaction (as determined by the Offeror) (a "Subsequent Acquisition Transaction").

Q.How does this deal compare to other recent deals in the sector?

A.The Hostile Bid fails to recognize the strategic importance of a copper development company in a well-established jurisdiction and is significantly below implied premiums and multiples of recent precedent transactions seen in the mining sector. We would encourage those with questions regarding the value of the Hostile Bid relative to past transactions to reference the "Reasons for Rejecting the Hostile Bid" section of this Directors' Circular which clearly outlines,

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using a multitude of methodologies, why the undervalued Hostile Bid is nearly unprecedented in the mining sector.

Q.Do I have to decide now?

A.NO. You do not have to take any action. The Hostile Bid is currently scheduled to expire at 5:00 p.m. (Toronto time) on July 29, 2026 and is subject to a number of conditions that may never be satisfied. You do not have to make a decision until immediately prior to the Expiry Time to ensure that you are able to consider all of the options available to you.

If you have already tendered your Common Shares to the Hostile Bid and you decide to withdraw these Common Shares from the Hostile Bid, you must allow sufficient time to complete the withdrawal process prior to the expiry of the Hostile Bid. For more information on how to withdraw your Common Shares, you should contact your broker or Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com. Laurel Hill Advisory Group's contact information is also listed below and on the back cover of this Directors' Circular. To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

Q.What should I do if I am contacted by agents of the hostile bidding company?

A.Take no action. You may be contacted by agents of American Eagle, encouraging you to tender your Common Shares. We strongly encourage you to read and consider the information provided in this Directors' Circular carefully and take no action.

Q.How do I find out if I still own Common Shares/how many Common Shares I own?

A.To confirm your current position in Pacific Booker, please contact your broker where your Common Shares are held. Additionally, if you have further questions regarding the above you can contact Laurel Hill Advisory Group (contact details below).

Q.Who do I contact if I have more questions?

A.You should contact Laurel Hill Advisory Group, the strategic shareholder advisor and information agent retained by Pacific Booker, with any questions or requests for assistance that you may have. To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

If you have any questions or require assistance, please contact:

North American Toll Free Phone: 1-877-452-7184

Local and text: 1-416-304-0211

Email: assistance@laurelhill.com

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TABLE OF CONTENTS

SUMMARY	vii

QUESTIONS AND ANSWERS ABOUT THE HOSTILE BID	x

ABOUT PACIFIC BOOKER	1

GENERAL INFORMATION	1

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	2

SCIENTIFIC AND TECHNICAL DISCLOSURE	6

NOTICE TO NON-CANADIAN SHAREHOLDERS	6

AVAILABILITY OF DISCLOSURE DOCUMENTS	7

INFORMATION REGARDING AMERICAN EAGLE	7

MARKET DATA	7

DIRECTORS' CIRCULAR	8

DIRECTORS' RECOMMENDATION	14

REASONS FOR REJECTING THE HOSTILE BID	15

CONCLUSION AND RECOMMENDATION	18

REJECTION OF THE HOSTILE BID	18

OPINION OF THE FINANCIAL ADVISOR	19

BACKGROUND TO THE HOSTILE BID AND RESPONSE OF PACIFIC BOOKER	20

ALTERNATIVES TO THE HOSTILE BID	22

HOW TO WITHDRAW YOUR DEPOSITED COMMON SHARES	23

PACIFIC BOOKER SHARES	23

OWNERSHIP OF SECURITIES OF PACIFIC BOOKER	24

PRINCIPAL HOLDERS OF COMMON SHARES OF PACIFIC BOOKER	25

INTENTION OF DIRECTORS, OFFICERS AND OTHER SHAREHOLDERS WITH RESPECT TO THE HOSTILE BID	25

TRADING IN SECURITIES OF PACIFIC BOOKER	25

ISSUANCES OF SECURITIES OF PACIFIC BOOKER	25

ARRANGEMENTS BETWEEN THE OFFEROR AND THE DIRECTORS, OFFICERS AND SECURITYHOLDERS OF PACIFIC BOOKER	26

ARRANGEMENTS BETWEEN PACIFIC BOOKER AND ITS DIRECTORS AND OFFICERS	26

OWNERSHIP OF SECURITIES OF THE OFFEROR	27

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS WITH THE OFFEROR	27

MATERIAL CHANGES IN THE AFFAIRS OF PACIFIC BOOKER	27

OTHER TRANSACTIONS	27

OTHER MATERIAL INFORMATION	28

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OTHER PERSONS RETAINED IN CONNECTION WITH THE HOSTILE BID	28

STATUTORY RIGHTS	28

APPROVAL OF DIRECTORS' CIRCULAR	28

CONSENT OF RCI CAPITAL GROUP INC.	29

CERTIFICATE	30

APPENDIX "A" OPINION OF RCI CAPITAL GROUP INC.	A-1

APPENDIX "B" GLOSSARY	B-1

APPENDIX "C" MINERAL RESOURCES	C-1

1

ABOUT PACIFIC BOOKER

Pacific Booker is a mining company and its main asset is the Morrison Project located in central British Columbia, 65 km northeast of Smithers and 35 km north of the village of Granisle. The Morrison Project is on the east side of Morrison Lake on Crown land and falls within the traditional territory of the Lake Babine Nation. The Morrison Project has a porphyry copper/gold/molybdenum deposit for which the Company completed a Technical Report in 2009.

The Common Shares are listed for trading on the TSXV under the symbol "BKM". The Common Shares also are quoted on the OTC Markets under the symbol "PBMLF".

Pacific Booker was incorporated on February 18, 1983, under the laws of the Province of British Columbia and its head office is located at 1203 – 1166 Alberni St., Vancouver, British Columbia, V6E 3Z3 and its registered office is located at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8.

Further information regarding Pacific Booker is available in Pacific Booker's public filings, which are available on Pacific Booker's issuer profile on SEDAR+ at www.sedarplus.ca.

GENERAL INFORMATION

Unless otherwise noted or the context otherwise indicates, any reference in this Directors' Circular to "Pacific Booker", the "Company", "we", "us" or "our" includes Pacific Booker Minerals Inc. and its subsidiaries.

Certain terms used in this Directors' Circular have the meanings set forth in Appendix "B" – Glossary hereto, unless such terms are defined elsewhere in this Directors' Circular.

Words importing the singular include the plural and vice versa and words importing any gender include all genders. A reference to an agreement means the agreement, as it may be amended, supplemented or restated from time to time.

Unless otherwise indicated, information in this Directors' Circular is given as at April 29, 2026.

Calculations of percentage amounts or amounts per Common Share set forth in this Directors' Circular are based on 16,816,969 Common Shares outstanding as of the close of business on April 28, 2026.

In this Directors' Circular, all amounts are shown in Canadian dollars, unless otherwise indicated.

As of April 29, 2026, the directors of Pacific Booker are Gregory Anderson, Victor Eng, Jonathan McCullough, John Plourde, Dr. Dennis Simmons and William Webster.

All references in this Directors' Circular to management and directors are to the persons who are identified in this Directors' Circular as the Senior Officers and directors of Pacific Booker. All statements in this Directors' Circular made by or on behalf of Senior Officers and directors are made in such persons' capacities as executive officers and/or directors, as the case may be, of Pacific Booker and not in their personal capacities.

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This Directors' Circular contains information relating to Pacific Booker's business as well as historical and projected future performance, Pacific Booker's expectations, forecasts and guidance and other market data. When considering this data, Shareholders should bear in mind that historical results and market data may not be indicative of the future results that Shareholders should expect from Pacific Booker.

The information found on, or accessible through, Pacific Booker's website does not form part of this Directors' Circular.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements contained in this Directors' Circular, including the discussion of the reasons for the unanimous recommendations of the Special Committee and the Pacific Booker Board that Shareholders reject the Hostile Bid, contain forward-looking statements and forward-looking information (collectively, "forward-looking information") within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact may be forward-looking information. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "target", "scheduled", "potential", or other similar words, or statements that certain events or conditions "may", "should", "might" or "could" occur. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including risks associated with the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, environmental risks, competition from other industry participants, infrastructure, environmental hazards, dependence on key management personnel, stock market volatility, Pacific Booker's ability to access sufficient capital from internal and external sources, the risks discussed in Pacific Booker's condensed interim financial statements and related Management's Discussion and Analysis for the three and nine months ended October 31, 2025, filed with the securities commissions in the provinces of British Columbia and Alberta, and Pacific Booker's other public disclosure documents, and other factors, many of which are beyond Pacific Booker's control. Pacific Booker believes the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this Directors' Circular should not be unduly relied upon.

Specific forward-looking information contained in this Directors' Circular includes, among others, statements pertaining to the following:

•the consequences to Shareholders as a result of the Hostile Bid;

•the ability of Pacific Booker to attract other interested parties through a strategic process, including as a result of the actions of American Eagle;

•the availability of superior offers or alternatives emerging that are capable of maximizing Shareholder value;

•whether the Offeror will increase the consideration under the Hostile Bid;

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•whether the Hostile Bid will be extended or withdrawn;

•whether the conditions under the Hostile Bid will be satisfied or waived prior to the Expiry Time;

•the expected disadvantages to the Shareholders if the Hostile Bid is successful;

•expectations respecting the Company's prospects for the creation of Shareholder value, including financial performance and production results;

•intentions of directors and officers of Pacific Booker to reject the Hostile Bid and not tender any Common Shares to the Hostile Bid;

•the payments described under the heading "Arrangements Between Pacific Booker and its Directors and Officers" if the Hostile Bid is successful;

•expectations regarding the Company's prospects for growth, operations, profitability and share price;

•Shareholder value creation;

•the execution of Pacific Booker's strategic plans; and

•expectations regarding the mining industry in general and the market for copper.

Forward-looking information is based on, among other things, the Company's expectations regarding its future results of operations, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities. Such forward-looking information reflects the Company's current beliefs and assumptions and is based on information currently available to it.

With respect to forward-looking information contained in this Directors' Circular, assumptions have been made regarding, among other things:

•future commodity prices;

•general economic conditions;

•changes in laws, rules and regulations applicable to Pacific Booker;

•competitive conditions in the mining industry;

•operating costs;

•the quality of Pacific Booker's assets and their attractiveness to interested parties;

•Pacific Booker's expectations regarding the exploration potential of its current assets;

•third party expectations regarding Pacific Booker's future performance;

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•the Company's ability to make capital investments and the amounts of capital investments;

•future capital expenditures to be made by Pacific Booker;

•future sources of funding for the Company's capital programs; and

•the impact of increasing competition on the Company.

Many of the foregoing assumptions are subject to change and are beyond the Company's control.

Some of the risks that could affect the Company's future results and could cause results to differ materially from those expressed in the forward-looking information include:

•risks relating to the outcome of the Hostile Bid;

•the risk that the conditions to the Hostile Bid may not be satisfied, or to the extent permitted, waived;

•the risk that the Hostile Bid may be varied, accelerated or terminated in certain circumstances;

•the risk that no superior offers or alternatives will emerge;

•the effect or outcome of litigation;

•general business, competitive, political, regulatory and social uncertainties;

•uncertainty related to mineral exploration properties;

•lack of infrastructure at mineral exploration properties;

•risks relating to the interpretation of drill results and geology, grade and continuity of mineral deposits;

•changes in laws and regulations, including environmental, regulatory and taxation laws, and the interpretation of such changes to Pacific Booker's business;

•the risks associated with existing and potential or threatened future lawsuits and regulatory actions against Pacific Booker and its affiliates;

•competition for, among other things, capital, the acquisition of assets and skilled personnel;

•expectation of future losses of Pacific Booker;

•risks related to the inability to obtain adequate financing for planned exploration activities;

•fluctuations in market prices for copper, zinc, and lead;

•variations in foreign exchange rates and interest rates;

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•national or global financial crises;

•risks related to governmental regulations, including environmental laws and regulations and liability and obtaining permits and licenses;

•the extent of, and cost of compliance with, laws and regulations and the effect of changes in such laws and regulations from time to time including changes which could restrict the Company's ability to access foreign capital;

•failure to obtain or retain key personnel;

•potential conflicts of interest;

•labour disputes and other risks of the mining industry;

•the ability to renew existing licenses or permits or obtain required licenses and permits;

•the speculative nature of mineral exploration;

•uncertainties related to title to mineral properties and the acquisition of surface rights;

•the actions of non-governmental organizations, local communities and anti-mining actors in British Columbia, Canada;

•actual results of current exploration activities;

•changes to tax laws and government incentive programs;

•risks associated with establishing and maintaining systems of internal controls; and

•cybersecurity errors, omissions or failures.

The foregoing list of risks, uncertainties and factors is not intended to be exhaustive. The effect of any one risk, uncertainty or factor on particular forward-looking information is uncertain because these factors are independent, and the Company's future course of action would depend on an assessment of all available information at that time. However, based on information available to Pacific Booker on the date of this Directors' Circular, management believes that the expectations in the forward-looking information are reasonable. Pacific Booker gives no assurances as to future results, levels of activity or achievements.

Although the forward-looking information is based on assumptions which Pacific Booker believes to be reasonable, neither Pacific Booker nor the Pacific Booker Board makes any assurance that actual results will be consistent with such forward-looking information. Such forward-looking information is made as of the date of this Directors' Circular unless otherwise stated, and neither Pacific Booker nor the Pacific Booker Board assumes any obligation to update or revise such information to reflect new events or circumstances, except as required by applicable Canadian securities laws. Due to the risks, uncertainties and assumptions

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inherent in forward-looking information, readers should not place undue reliance on this forward-looking information.

Certain statements in this Directors' Circular are forward-looking statements with respect to American Eagle and American Eagle's expectations with respect to the Hostile Bid and Pacific Booker. The information was derived from the American Eagle Circular and other publicly available documents and is subject to the cautionary statements provided by American Eagle in such documents. See "Information Regarding American Eagle".

This cautionary statement qualifies all forward-looking information contained in this Directors' Circular.

SCIENTIFIC AND TECHNICAL DISCLOSURE

In this Directors' Circular, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Scientific and technical information contained in this Directors' Circular was reviewed and approved by Kent Zehr, consultant to the Company, and a "qualified person" under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Scientific and technical information contained in this Directors' Circular is derived from, and in some instances is a direct extract from, and based on the assumptions, qualifications and procedures set out in the report entitled "Morrison Copper/Gold Project – Feasibility Study, NI 43-101 Technical Report" dated March 12, 2009, and prepared by Wardrop Engineering Inc. (the "Technical Report"). Reference should be made to the full text of the Technical Report, which is available for review under Pacific Booker's profile on SEDAR+ at www.sedarplus.ca.

NOTICE TO NON-CANADIAN SHAREHOLDERS

The Hostile Bid to which this Directors' Circular relates is made for the securities of a Canadian issuer. This Directors' Circular has been prepared by Pacific Booker in accordance with disclosure requirements under applicable Canadian law. Shareholders in the United States and otherwise outside of Canada should be aware that these requirements may be different from those of the United States and other jurisdictions. Pacific Booker prepares its financial statements in accordance with IFRS. These financial statements may not be comparable to financial statements of United States companies and other non-Canadian companies. It may be difficult for Shareholders in the United States and otherwise outside of Canada to enforce their rights and any claim they may have arising under United States federal securities laws or the securities laws of other non-Canadian jurisdictions since Pacific Booker is incorporated under the laws of the Province of British Columbia, certain of the officers and directors of Pacific Booker reside in Canada, and some of the experts named herein reside in Canada.

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AVAILABILITY OF DISCLOSURE DOCUMENTS

Pacific Booker is a reporting issuer in the provinces of Alberta and British Columbia, and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities in each such province. Continuous disclosure documents are available on the Company's SEDAR+ profile at www.sedarplus.ca. Certain information in this Directors' Circular has been taken from or is based on documents that are expressly referred to in this Directors' Circular. All summaries of, and references to, documents that are specified in this Directors' Circular as having been filed, or that are contained in documents specified as having been filed on SEDAR+, are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Company's issuer profile on SEDAR+ at www.sedarplus.ca. Shareholders are urged to read carefully the full text of those documents provided that, for greater certainty, any such documents are expressly not incorporated by reference into this Directors' Circular.

INFORMATION REGARDING AMERICAN EAGLE

This Directors' Circular also includes information relating to American Eagle, including forward-looking information. This information was derived from, and the Pacific Booker Board and Pacific Booker have relied on, without independent verification, the American Eagle Circular and other publicly available documents or sources.

Neither the Pacific Booker Board nor Pacific Booker has independently verified or assumes any responsibility for the accuracy or completeness of the information contained in any such documents or for any failure by American Eagle to disclose events that may have occurred or that may affect the significance or accuracy of any such information.

MARKET DATA

This Directors' Circular contains statistical data and market research that was obtained from government, stock exchange or other industry publications and reports or based on estimates derived from such publications and reports and management's knowledge of, and experience in, the markets in which Pacific Booker operates. Government publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Often, such information is provided subject to specific terms and conditions limiting the liability of the provider, disclaiming any responsibility for such information, and/or limiting a third party's ability to rely on such information. None of the authors of such publications and reports has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, Pacific Booker. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. While Pacific Booker believes this data to be reliable, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any market or other survey. Accordingly, the accuracy, currency and completeness of this information cannot be guaranteed. Pacific Booker has not independently verified any of the data from third party sources referred to in this Directors' Circular or ascertained the underlying assumptions relied upon by such sources.

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DIRECTORS' CIRCULAR

The Hostile Bid

This Directors' Circular responds to American Eagle's unsolicited offer made to purchase all of the issued and outstanding Common Shares, and any Common Shares that may become issuable after the date of the Hostile Bid but prior to the Expiry Time, on the basis of 1.41 Offeror Common Shares per Common Share, upon the terms and subject to the conditions set forth in the American Eagle Circular and in the related Letter of Transmittal.

The Hostile Bid is described in the American Eagle Circular filed by the Offeror with Canadian securities regulatory authorities on April 14, 2026. According to the American Eagle Circular, the Hostile Bid will expire at 5:00 p.m. (Toronto time) on July 29, 2026, unless the Hostile Bid is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

The Hostile Bid is subject to numerous conditions, which must be satisfied or, where permitted, waived by the Offeror at 5:00 p.m. (Toronto time) on July 29, 2026 or such earlier or later time during which Common Shares may be deposited under the Hostile Bid, excluding the mandatory 10-day extension period or any extension thereafter, which include, among others:

(a)not less than 66⅔% of the outstanding Common Shares, on a fully diluted basis (excluding Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror, within the meaning of NI 62-104), will have been validly deposited under the Hostile Bid and not withdrawn at the Expiry Time of the Hostile Bid;

(b)the Offeror shall have determined, in its reasonable judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Hostile Bid, any condition, event, circumstance, change, development, occurrence or state of facts (or condition, event, circumstance, change, development, occurrence or state of facts involving a prospective change or effect) which has or could reasonably be expected to have a Material Adverse Effect;

(c)the Company shall have taken all corporate or all other actions necessary so that all outstanding convertible securities, including Options, to the extent they are not exercised, are either terminated, surrendered or cancelled or otherwise dealt with in accordance with the Option Plan, to the satisfaction of the Offeror, acting reasonably, as at the Expiry Time of the Hostile Bid;

(d)each of the Regulatory Approvals shall have been made, given, obtained, occurred or concluded, as the case may be, on terms and conditions satisfactory to the Offeror, in its reasonable discretion, and each such approval shall be in full force and effect and any such occurrence shall not have been invalidated in any manner;

(e)the Company and the Board shall not have taken any defensive actions or measures to limit the ability of the Offeror to complete the transactions contemplated in the Hostile Bid

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(including the adoption or implementation of any shareholder rights plan, change in capital structure of the Company, issuance of any Common Shares or securities convertible into Common Shares, or taken any other action that provides rights to the Shareholders to purchase any securities of the Company as a result of the Hostile Bid or any Compulsory Acquisition or Subsequent Acquisition Transaction);

(f)the Offeror shall have determined, in its reasonable judgment, that:

(i)no inquiry, act, action, suit, demand, objection, opposition or proceeding shall have been threatened in writing, pending, taken or commenced by or before, and no judgment, decree or order shall have been issued by, any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere, whether or not having the force of Law; and

(ii)no Law shall have been proposed, enacted, promulgated, amended or applied (including with respect to the interpretation or administration thereof),

in either case: (A) to prevent or challenge the Hostile Bid or its validity or the Offeror's ability to make or maintain the Hostile Bid or consummate any Compulsory Acquisition or Subsequent Acquisition Transaction; (B) to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Hostile Bid, the purchase by or the sale to the Offeror of the Common Shares under the Hostile Bid, the issuance and delivery of the common shares of the Offeror for Common Shares taken up and paid for by the Offeror, the right of the Offeror to own or exercise full rights of ownership over the Common Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, or which could have any such effect; (C) which has had or could reasonably be expected to have a Material Adverse Effect or which could reasonably be expected to materially and adversely affect the value of the Common Shares; (D) which seeks to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of the Company or its subsidiaries or to compel the Offeror or any of its affiliates to dispose of or hold separate any material portion of the business, properties or assets of the Company or its subsidiaries; or (E) which may make uncertain the ability of the Offeror or its affiliates to consummate the Hostile Bid, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

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(g)the Offeror shall have determined, in its reasonable judgment, that neither the Company nor any of its subsidiaries has taken or proposed to take any action, agreed to take any action, disclosed that it intends to take any action or disclosed any previously undisclosed action taken by any of them, that could reasonably be expected to reduce the anticipated economic value to the Offeror of the acquisition of the Common Shares or impair the ability of the Offeror to proceed with the Hostile Bid, to take up and pay for Common Shares deposited under the Hostile Bid or consummate any Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation:

(i)any purchase, license, lease or acquisition of an interest in assets or purchase of securities;

(ii)any sale, license, lease, pledge, disposition, abandonment, forfeiture or any other dealing with of an interest in assets of the Company, including, for greater certainty, any granting of a royalty interest, metals stream or sales of future production;

(iii)any amendment to their respective articles, by-laws or other constating documents;

(iv)any capital expenditures other than in the ordinary course;

(v)any related party transaction to which the Company or any of its subsidiaries is a party;

(vi)any incurrence of indebtedness or hedging or similar obligations, the granting of any liens or security or the entering into of any agreements restricting the grant of liens or security, in each case other than in the ordinary course;

(vii)except as may be required by Law, the adoption, establishment or entering into of any new, or material amendment to any existing, employment, change in control, severance, compensation, benefit or similar agreement, arrangement or plan with or for one or more of the Company's employees, consultants, officers or directors (other than the entering into of employment agreements with new employees after the date of the Hostile Bid, provided such agreements are entered into in the ordinary course), the making of grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants, officers or directors of the Company or making any payment or otherwise altering the terms of any outstanding awards (including, without limitation, any Options under the Option Plan) to provide for a payment or other entitlement that represents a material increase from that disclosed in the Company's public filings or a material deviation from the past practice of the Company;

(viii)any waiver, release, relinquishment, impairment, grant, transfer, abandonment, forfeiture or amendment of, or any threat to, any material contractual rights, leases, licenses, permits, authorizations or other statutory rights;

(ix)any guarantee of the payment of any material amount of indebtedness of a third party;

(x)any declaration, payment, authorization of any dividend, distribution or payment of or on any of its securities, other than interest payments on the Company's outstanding indebtedness in the ordinary course;

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(xi)any issuance of securities or options or rights to purchase any securities or derivatives tied to the price of any securities or altering any material term of any outstanding security of the Company or any agreement relating thereto, including by implementation of a shareholder rights plan or similar agreement;

(xii)any take-over bid or tender offer (including, without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of all or substantially all of its assets, sale of securities, recapitalization, liquidation, dissolution, winding up or similar transaction involving the Company or any of its subsidiaries;

(xiii)any material joint venture or other mutual cooperation agreement or distribution agreement; or

(xiv)any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to the Company, or entering into any agreement or agreement in principle to do any of the foregoing;

(h)the Offeror shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by the Company prior to the date of the Hostile Bid, in respect of any of Pacific Booker's properties or assets, including any mineral rights or concessions;

(i)the Offeror shall have determined, in its reasonable judgment, that no covenant, term or condition (individually or in the aggregate) exists in any material license, permit, instrument, indenture, loan or agreement to which the Company or any of its subsidiaries is a party or to which the Company or any of its assets are subject (including, without limitation, in respect of the Option Plan or any other incentive or similar plan of the Company) which, if the Hostile Bid, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, could reasonably be expected to:

(i)be impaired or otherwise adversely affected, or cause any obligation to vest or accelerate or become due prior to its stated due date (in each case, either immediately or after notice or passage of time or both), that could reasonably be expected to materially reduce the value to the Offeror of the Company or the Common Shares or could reasonably be expected to have a Material Adverse Effect;

(ii)result in any material liability or obligation of the Offeror, the Company or any of their respective affiliates or subsidiaries, or result in any material restriction upon the Offeror, the Company or any of their respective affiliates or subsidiaries in respect of any of their businesses, operations or assets;

(iii)result in any breach or default under or cause the suspension or termination of, or give rise to any right of any party to suspend or terminate, any such license, permit,

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instrument or agreement or any material right or benefit thereunder of the Company or any of its subsidiaries;

(iv)limit any material right or benefit of the Company or any of its subsidiaries under, or reduce the value, in any material respect, of any such license, permit, instrument, indenture, loan or agreement; or

(v)reduce the anticipated economic value to the Offeror of the acquisition of the Common Shares or impair the ability of the Offeror to proceed with the Hostile Bid, to take up and pay for Common Shares deposited under the Hostile Bid or consummate any Compulsory Acquisition or Subsequent Acquisition Transaction;

(j)the Offeror shall have determined, in its reasonable judgment, that there shall not have occurred or been threatened in writing on or after the date of the Hostile Bid:

(i)any general suspension of trading in, or limitation on prices for, securities on the TSXV;

(ii)any extraordinary or material adverse change in the financial, banking or capital markets or in major stock exchange indices in Canada or the United States;

(iii)a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States;

(iv)any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable judgment of the Offeror, might affect the extension of credit by banks or other financial institutions;

(v)any material change in currency exchange rates or a suspension or limitation on the markets therefor, including Canada or the United States;

(vi)a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or

(vii)in the case of any of the foregoing existing at the time of the commencement of the Hostile Bid, a material acceleration or worsening thereof, that could reasonably be expected to reduce the anticipated economic value to the Offeror of the acquisition of the Common Shares or impair the ability of the Offeror to proceed with the Hostile Bid, to take up and pay for Common Shares deposited under the Hostile Bid or consummate any Compulsory Acquisition or Subsequent Acquisition Transaction;

(k)neither the Offeror nor any of its affiliates shall have entered into a definitive agreement or an agreement in principle with the Company providing for an arrangement, amalgamation, merger, acquisition of assets or other business combination with Pacific Booker or for the acquisition of securities of the Company or for the commencement of a new offer for the

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Common Shares, pursuant to which the Offeror has determined that this Hostile Bid will be withdrawn and/or terminated;

(l)the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Hostile Bid in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with any applicable securities commission or regulatory authority in each province and territory of Canada or a similar securities regulatory authority in the United States or elsewhere, which the Offeror shall have determined, in its reasonable judgment, when considered either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect; and

(m)the Registration Statement having become effective under the U.S. Securities Act and not becoming subject to a stop order or a proceeding seeking a stop order.

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DIRECTORS' RECOMMENDATION

After careful consideration by the Pacific Booker Board, in consultation with its external financial and legal advisors, of the terms and conditions of the Hostile Bid, the Pacific Booker Board, based on the unanimous recommendation of the Special Committee comprised of independent directors upon consultation with its own external financial and legal advisors, as well as the factors described in this Directors' Circular, has unanimously concluded that the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders.

DIRECTORS' RECOMMENDATION
The Pacific Booker Board unanimously concluded that the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders and recommends that you
REJECT the Hostile Bid and DO NOT TENDER your Common Shares.
Any Shareholder who has tendered his or her Common Shares to the Hostile Bid should WITHDRAW those Common Shares IMMEDIATELY.

If you have tendered your Common Shares, you can withdraw them. For assistance in withdrawing your Common Shares, you should contact your broker or the Company's strategic shareholder advisor and information agent, Laurel Hill Advisory Group (contact information immediately below). See "How to Withdraw Your Deposited Common Shares". To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

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REASONS FOR REJECTING THE HOSTILE BID

The following are the principal reasons for the UNANIMOUS recommendations of the Special Committee and of the Pacific Booker Board to Shareholders to REJECT the Hostile Bid and NOT TENDER their Common Shares to the Hostile Bid.

1.The Hostile Bid is highly opportunistic bid that does not reflect Pacific Booker's full and fair value.

The Hostile Bid is well below fair value for the Company assets: The Morrison Project is a large-scale copper-gold-molybdenum deposit in a Tier-1 jurisdiction (British Columbia) with mineral resources of over two billion pounds of copper and over two million ounces of gold supported by a completed technical report. The Hostile Bid values the Morrison Project at approximately US$0.01 per pound of copper in resources, which is in the low-end range of the peer group precedent transactions of between US$0.02 per pound and US$0.05 per pound of contained copper in resources (or as much as an 80% discount) as well comparable precedent transactions between US$0.04 and US$0.09 per pound of copper in resources (or as much as an 89% discount).[4] American Eagle is attempting to acquire this asset at distressed pricing before the Company has had the opportunity to re-engage with First Nations stakeholders, reset the permitting pathway, or conduct a competitive strategic process. The view of the Board and management is that tendering Common Shares at the low price offered by American Eagle would deprive Shareholders of significant upside potential in their investment.

Consideration offered under the Hostile Bid is far below current market price: Since the announcement of the Hostile Bid, the market price of the Common Shares has climbed over 133%, from closing at $1.35 per Common Share on April 13, 2026, to closing at $3.15 per Common Share on April 28, 2026. The Common Shares have traded well above the implied price offered under the Hostile Bid every day since the Hostile Bid was launched and traded at prices representing more than double the implied consideration. It is therefore clear that Shareholders and the market in general believe the Hostile Bid is inadequate, and American Eagle's advertised premium of 30.6% was "cherry picked" at a highly opportunistic time.

2.Pacific Booker has received an inadequacy opinion from RCI Capital that, from a financial point of view, the Hostile Bid is not an adequate offer for Shareholders.

On April 29, 2026, Pacific Booker's financial advisor, RCI Capital, delivered an opinion to the Board and the Special Committee, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications contained therein and such other matters as RCI Capital considered relevant, the consideration offered to Shareholders pursuant to the Hostile Bid is inadequate from a financial point of view to the Shareholders (other than American Eagle and its affiliates).

A copy of the written opinion of RCI Capital, which describes, among other things, the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached to this Directors' Circular as Appendix "A". The opinion was provided for the information and assistance of the Special Committee and the Board (in their respective capacities as such) in connection

[4] Refer to Appendix "C" for the Company's mineral resource estimate, derived from the Technical Report.

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with their evaluation of the Hostile Bid and their determination as to whether or not to recommend shareholder acceptance of the Hostile Bid. The opinion does not constitute a recommendation to any Shareholder as to whether to tender their Common Shares pursuant to the Hostile Bid or as to any other action to be undertaken with respect to any matters relating to the Hostile Bid or otherwise.

The Board recommends that you read the opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the reviews undertaken.

3.The Hostile Bid's share consideration exposes Shareholders to a company with inferior assets.

The consideration offered under the Hostile Bid is comprised entirely of shares of American Eagle, a pre-revenue, exploration-stage company. American Eagle has no mineral resource or reserve estimates at its NAK project or elsewhere, no history of mineral production, negative operating cash flow, and is dependent on third-party financing. American Eagle reported a net loss of approximately $7.3 million for the nine months ended September 30, 2025. There is significant risk to Pacific Booker shareholders in accepting American Eagle shares, since there is insufficient drilling to determine the ultimate average grade and continuity of the mineralization at the NAK project. Assuming American Eagle would be valued at the mid-range of the peer group, it would need to produce a mineral resource estimate of approximately the same size as Morrison in order to justify its current market value, which is a highly uncertain outcome.

Moreover, American Eagle opted to make the Hostile Bid and file the American Eagle Circular mere days before its audited annual financial statements were due to be filed, compromising the ability of Shareholders to properly value the Offeror Common Shares and leaving Shareholders with nearly seven month old financial information which may no longer accurately reflect the Offeror's financial state.

4.The standalone case has strong upside potential for Shareholders; Superior offers or other alternatives also have the potential to emerge.

Management and the Board firmly believe in the strength of Pacific Booker's stand-alone plan which is positioned to deliver substantial long-term value to Shareholders. The Pacific Booker Board and management are exploring various standalone scenarios, including structured re-engagement with First Nations stakeholders. The willingness of the Lake Babine Nation to work with American Eagle suggests that it is not opposed to mineral development if can work with the right project proponent on the right terms. The Pacific Booker Board is open to resetting the engagement with the Nation in a constructive and respectful way.

Notwithstanding the above, the Board, consistent with its fiduciary duties, continuously reviews and evaluates potential strategic alternatives to maximize shareholder value. While the Board believes in the stand-alone plan and the strength of the long-term strategy, the Board acknowledges that the Hostile Bid may act as a catalyst to uncover additional opportunities or interested parties. Should a superior proposal or alternative transactions arise, the Board is fully prepared to evaluate these options and present them transparently to Shareholders.

We highlight that there may be alternative transaction structures that allow Shareholders to retain exposure to significant upside of the strong asset base. These options could include, but are not limited to, strategic joint ventures, royalty agreements, streaming transactions or other forms of partnership that align with

17

Pacific Booker's long-term growth strategy. Such alternatives would enable Shareholders to participate in the continued success of the business while unlocking further value.

In this regard, Pacific Booker has engaged RCI Capital as its financial advisor to manage a broader strategic review process aimed at exploring and considering potential strategic alternative transactions to the Hostile Bid. The fact is, Pacific Booker's high-quality assets and technical expertise would fit well and complement the portfolios of many companies, and other operators would be well positioned to realize significant synergies through a combination with Pacific Booker. As part of the strategic review, the Company intends to prepare a new preliminary economic assessment on the Morrison Project to, among other things, update the assumptions contained in the Technical Report.

The Hostile Bid is open for acceptance until July 29, 2026, and remains subject to numerous conditions. Accordingly, Shareholders should be patient and understand that tendering their Common Shares to the Hostile Bid before Pacific Booker has had an opportunity to fully explore available potential alternatives to the Hostile Bid may preclude a financially superior transaction from emerging.

5.The Hostile Bid contains extraordinary conditionality.

The Hostile Bid contains a significant number of conditions which must be satisfied or waived before American Eagle is obligated to take up and pay for any Common Shares tendered. Many of the conditions are not subject to materiality thresholds or any other objective criteria, but rather are in American Eagle's discretion. These conditions, in effect, provide American Eagle with an unfair option to decline or proceed with its offer, constituting the grant to American Eagle of a unilateral and discretionary option to acquire all of the Common Shares at a price that the Board views as inadequate with Shareholders bearing the risk of non-completion.

Furthermore, the Hostile Bid is subject to receipt of a number of regulatory approvals. Notably, before American Eagle can take up and pay for any Common Shares deposited under the Hostile Bid, the Registration Statement must be declared effective under the U.S. Securities Act and not subject to a stop order or proceeding seeking a stop order. There can be no assurance that the United States Securities and Exchange Commission will declare the Registration Statement effective on a timely basis prior to the Expiry Time or at all.

6.American Eagle's plans lack certainty.

The American Eagle Circular claims that the Hostile Bid will provide a better outcome for Shareholders, including as a result of coordinated development between its NAK project and the Morrison Project.

In reality, American Eagle does not control any ground or any of the lands between its NAK project and the Morrison Project. American Eagle's idea of coordinated development with NAK is premature, and there are no obvious synergies currently considering Morrison has published economic study while NAK is only at an exploration stage. Moreover, there is no certainty that American Eagle can obtain rights to allow any form of co-development between the two projects.

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Similarly, while American Eagle indicates it has the support of the Lake Babine Nation to pursue the Morrison Project and reset negotiations regarding Morrison, there is no certainty that this support will in fact materialize and translation to support for permitting with the British Columbia government.

American Eagle does not have a management profile of development nor operating talent. Management is principally focused on exploration and a first mineral resource estimate; they have not demonstrated that they have the experience necessary to advance projects to development, let alone production, status.

CONCLUSION AND RECOMMENDATION

For the principal reasons outlined above, the Pacific Booker Board, based on the unanimous recommendation of the Special Committee comprised of independent directors, and after receiving advice from its financial and legal advisors, has unanimously concluded that the Hostile Bid is inadequate, does not reflect full and fair value for the Common Shares and is not in the best interests of Pacific Booker or its Shareholders.

Accordingly, the Pacific Booker Board UNANIMOUSLY recommends that Shareholders REJECT the Hostile Bid and NOT TENDER their Common Shares.
Any Shareholder who has tendered his or her Common Shares under the Hostile Bid should WITHDRAW those Common Shares.

The foregoing summary of the information and factors considered by the Special Committee and the Pacific Booker Board in reaching their conclusions and recommendations is not intended to be exhaustive. The members of the Special Committee and the Pacific Booker Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Pacific Booker, and based upon the advice of the Pacific Booker Board's financial and legal advisors and the unanimous recommendation of the Special Committee. In view of the numerous factors considered in connection with the evaluation of the Hostile Bid, the Special Committee and the Pacific Booker Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching their conclusions and recommendations. In addition, individual members of the Special Committee and Pacific Booker Board may have given different weight to different factors. The conclusions and unanimous recommendations of the Special Committee and Pacific Booker Board were made after considering all of the information and factors involved.

REJECTION OF THE HOSTILE BID

To REJECT the Hostile Bid, you do not need to do anything. If you have tendered your Common Shares to the Hostile Bid, you can withdraw them until they are taken up under the Hostile Bid. The Pacific Booker Board recommends that you withdraw any tendered Common Shares immediately. To withdraw your tendered Common Shares, simply ask your broker or contact Laurel Hill Advisory Group (by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com). See "How to Withdraw Your Deposited Common Shares". To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

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Shareholders should consider the terms of the Hostile Bid and the recommendations of the Special Committee and the Pacific Booker Board contained in this Directors' Circular carefully and come to your own decision whether to accept or reject the Hostile Bid. Shareholders who are in doubt as to how to respond to the Hostile Bid should consult with their professional advisors, or Laurel Hill Advisory Group. Acceptance of the Hostile Bid may have tax consequences specific to the circumstances of individual Shareholders and you should consult your own professional tax advisors. Inquiries concerning information in this Directors' Circular should be directed to Pacific Booker's strategic shareholder advisor and information agent, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect calls outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com. Laurel Hill Advisory Group's contact information is also listed on the back page of this Directors' Circular.

OPINION OF THE FINANCIAL ADVISOR

RCI Capital was formally engaged by Pacific Booker to act as financial advisor to Pacific Booker and the Pacific Booker Board. Under the terms of the RCI Engagement Agreement, RCI Capital has agreed to provide Pacific Booker and the Pacific Booker Board with various advisory services including in connection with the Hostile Bid and, among other things, the provision of its opinion as to the adequacy or inadequacy (as the case may be), from a financial point of view, of the consideration offered to the Shareholders under the Hostile Bid.

On April 29, 2026, RCI Capital delivered its opinion to the Special Committee and the Pacific Booker Board to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications contained therein and such other matters as RCI Capital considered relevant, the consideration offered to the Shareholders (other than American Eagle and its affiliates) under the Hostile Bid was inadequate, from a financial point of view, to such Shareholders.

A copy of the written opinion of RCI Capital, which describes, among other things, the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Directors' Circular as Appendix "A".

All summaries and references to the opinion delivered by RCI Capital in this Directors' Circular are qualified in their entirety by reference to the full text of the opinion. Shareholders are strongly encouraged to read the written opinion delivered by RCI Capital carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken. The opinion of RCI Capital addresses only the fairness of the consideration offered under the Hostile Bid to the Shareholders from a financial point of view. The opinion was provided for the information and assistance of the Special Committee and the Pacific Booker Board for its exclusive use only in connection with their evaluation of the Hostile Bid. Nothing contained in the opinion is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest, or approve or vote in favour of or against any transaction. Additionally, the opinion is not, and should not be construed as, advice as to the price at which the Common Shares may trade on any future date. The opinion was only one of a number of factors taken into consideration by the Special Committee and the Board in making their respective unanimous determinations that the Hostile Bid is inadequate and

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is not in the best interests of Pacific Booker or its Shareholders, and the Board's recommendation that Shareholders reject the Hostile Bid and not tender their Common Shares.

Pursuant to the terms of the RCI Engagement Agreement, RCI Capital will receive a fixed fee for rendering the opinion, which is in no way contingent upon the opinion being favourable or upon a successful rejection of the Hostile Bid. Pacific Booker has agreed to pay RCI Capital an additional fixed fee upon completion of any subsequent opinions it may deliver. RCI Capital will also receive a fee for its advisory services, which fee is contingent upon a change of control of Pacific Booker or certain other events, including the acquisition of the Common Shares, the non-completion of an unsolicited take-over bid for the Common Shares, the sale of all or substantially all of Pacific Booker's assets or a merger, amalgamation, plan of arrangement, consolidation, reorganization or other business combination. Pacific Booker has also agreed to reimburse RCI Capital for its reasonable expenses and to indemnify RCI Capital against certain liabilities that might arise out of its engagement.

Neither RCI Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act) of Pacific Booker, American Eagle or any of their respective associates or affiliates (collectively, the "Interested Parties").

RCI Capital has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to Pacific Booker pursuant to the RCI Engagement Agreement.

There are no understandings, agreements or commitments between RCI Capital and Pacific Booker or American Eagle, or any other Interested Party, with respect to any future business dealings. RCI Capital may, in the future, in the ordinary course of business, perform financial advisory or investment banking services to one or more of the Interested Parties from time to time in return for such fees or other compensation as may be agreed to at the time.

BACKGROUND TO THE HOSTILE BID AND RESPONSE OF PACIFIC BOOKER

The Pacific Booker Board believes that it is important for Shareholders to understand the context in which the Hostile Bid was made in order to better understand the rationale for its response to the Hostile Bid and recommendation to REJECT the Hostile Bid as set out in this Directors' Circular. The key events and prior discussions that led to the commencement of the Hostile Bid are as described below.

Since 2024 and prior to making the Hostile Bid, American Eagle approached the Company on several occasions seeking to acquire the Morrison Project. On each occasion, the Company determined that the consideration being offered was not acceptable and did not reflect the full value of the Morrison Project or the best interests of Pacific Booker and its Shareholders.

Despite being advised on multiple occasions that its proposals were not acceptable, American Eagle continued to submit revised proposals that did not meaningfully improve upon its initial offer. The Company reviewed each successive proposal and, in each instance, communicated to American Eagle that the proposed consideration remained insufficient to form the basis for a transaction involving the Morrison Project.

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Pacific Booker further communicated to American Eagle that, in the absence of a proposal within a range that the Pacific Booker Board could reasonably consider to be reflective of the fair value of the Morrison Project, there was no constructive basis on which to engage in further discussions or to convene a meeting with the Pacific Booker Board.

Notwithstanding the Company's clear and consistent communications regarding the inadequacy of American Eagle's proposals, American Eagle elected to proceed with the Hostile Bid directly to Shareholders rather than present a proposal on terms that the Pacific Booker Board could reasonably consider and evaluate. The Hostile Bid was commenced without American Eagle having first presented a proposal at a level that the Pacific Booker Board considered sufficient to warrant engagement or further discussions.

On April 14, 2026, American Eagle formally commenced the Hostile Bid and filed the American Eagle Circular.

The Company initially contacted RCI Capital regarding a potential advisory assignment the week of April 20, 2026, and RCI Capital was formally engaged by the Company on April 22, 2026, pursuant to the RCI Engagement Agreement.

On April 27, 2026, the Pacific Booker Board met to consider the Hostile Bid and related matters, including Pacific Booker's response thereto (the "April 27 Meeting"). At the April 27 Meeting, the Pacific Booker Board approved the appointment of Jonthan McCullough as an independent director of the Company and formed the Special Committee comprised of Jonathan McCullough and Gregory Anderson, each of whom are independent directors of Pacific Booker. The mandate of the Special Committee is to, among other things, assess, consider and review the Hostile Bid, consider alternative transactions or strategies to maximize Shareholder value, oversee the process relating to the Hostile Bid and any possible alternative transactions (including, if determined appropriate by the Special Committee, to conduct, or to supervise the negotiations of any agreements with counterparties) and make recommendations to the full Pacific Booker Board. The Special Committee was also given the power to retain financial, legal and other advisors.

At the April 27 Meeting, the Company also retained Bennett Jones as its legal advisor and Laurel Hill Advisory Group as strategic shareholder advisor and information agent. RCI Capital subsequently provided the Pacific Booker Board with commercial and financial background with respect to the Hostile Bid and Bennett Jones discussed certain legal considerations in the context of the Hostile Bid.

On April 28, 2026, Pacific Booker issued a news release in response to the Hostile Bid, cautioning its Shareholders that Shareholders need not take any action at that time. Pacific Booker also announced that Mr. McCullough had been appointed to the Pacific Booker Board and that the Special Committee had been established. On the same day, the Special Committee met and appointed Jonathan McCullough as Chair of the Special Committee and Gregory Anderson as Secretary of the Special Committee, discussed the compensation of the members, and engaged with representatives of RCI Capital to review strategic matters related to the response to the Hostile Bid.

On April 29, 2026, the Special Committee met with the Company's legal and financial advisors. At the meeting, the Special Committee reviewed, with assistance from Bennett Jones, the Company's legal

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advisor, the material terms and conditions of the Hostile Bid, the contents of the American Eagle Circular and the Special Committee's fiduciary duties in the circumstances, among other considerations in connection with the Hostile Bid. Also at the April 29, 2026 meeting, RCI Capital reviewed with the Special Committee certain financial matters and rendered an oral opinion to the Special Committee, confirmed by delivery of a written opinion (a copy of which is attached as Appendix "A" to this Directors' Circular), to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in such opinion, the consideration of 1.41 Offeror Common Shares per Common Share offered to Shareholders (other than American Eagle and its affiliates) pursuant to the Hostile Bid was inadequate, from a financial point of view, to such Shareholders. After a thorough and careful review and consideration of the best interests of Pacific Booker and the impact on, and consideration of, Shareholders and the Company's other stakeholders, and having taken into account numerous factors including, but not limited to, the reasons set forth under the heading "Reasons for Rejecting the Hostile Bid", the Special Committee concluded that the Hostile Bid is inadequate and not in the best interests of Pacific Booker or its Shareholders. The Special Committee then approved in principle the reasons for rejection of the Hostile Bid substantially as set out in this Directors' Circular and recommended to the Pacific Booker Board that it recommend that Shareholders reject the Hostile Bid.

On April 29, 2026, immediately following the Special Committee meeting, the Pacific Booker Board met with its legal and financial advisors and, after a thorough and careful review and consideration of the best interests of Pacific Booker and the impact on, and consideration of, Shareholders and the Company's other stakeholders, including a thorough review of the Hostile Bid and the American Eagle Circular, and after receiving the unanimous recommendation of the Special Committee and an oral opinion from RCI Capital, confirmed by delivery of a written opinion dated April 29, 2026 (a copy of which is attached as Appendix "A" to this Directors' Circular), to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in such opinion, the consideration of 1.41 Offeror Common Shares per Common Share offered to Shareholders (other than American Eagle and its affiliates) pursuant to the Hostile Bid was inadequate, from a financial point of view, to such Shareholders, as well as a thorough review of other matters discussed elsewhere in this Directors' Circular and having taken into account numerous factors including, but not limited to, the reasons set forth under the heading "Reasons for Rejecting the Hostile Bid", the Pacific Booker Board determined that the Hostile Bid is inadequate and is not in the best interests of Pacific Booker or its Shareholders, and decided to recommend that Shareholders REJECT the Hostile Bid by TAKING NO ACTION.

ALTERNATIVES TO THE HOSTILE BID

The Pacific Booker Board, through the Special Committee and consistent with its fiduciary duties, is evaluating with its financial advisors a broad range of options and considering other strategic alternatives. Such strategic alternatives may include, but are not limited to, possible change of control transactions with one or more third parties, partnerships with strategic or financial partners or Pacific Booker remaining independent and continuing its current strategy to increase Shareholder value as a stand-alone publicly-traded company. Accordingly, the Pacific Booker Board unanimously recommends that Shareholders DO NOT TAKE ANY ACTION to ensure that Shareholders are able to consider all of the options available

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to them, including any options that may arise as a result of any superior offers being made by one or more third parties.

While there can be no assurance that other alternatives will emerge from these activities, the Pacific Booker Board believes that Pacific Booker has unique assets, and that its business (including its core assets) is very attractive to other parties in addition to American Eagle. Shareholders are encouraged to  wait for the results of the Special Committee's efforts to explore available alternatives. Accordingly, Shareholders are advised not to tender their Common Shares to the Hostile Bid. As the Hostile Bid is open for acceptance until July 29, 2026, there is no need for Shareholders to take any action with respect to the Hostile Bid at this time. If you have already tendered your Common Shares to the Hostile Bid, you can withdraw them.

HOW TO WITHDRAW YOUR DEPOSITED COMMON SHARES

To reject the Hostile Bid, you do not need to take any action. Shareholders who have already tendered their Common Shares to the Hostile Bid can withdraw them at any time before their Common Shares have been taken up and paid for by the Offeror pursuant to the Hostile Bid.

Shareholders who hold Common Shares through a brokerage firm should contact their broker to withdraw their Common Shares on their behalf. If the Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Hostile Bid, "Manner of Acceptance – Acceptance by Book-Entry Transfer – CDS and/or DTC", any notice of withdrawal must specify the name and number of the account at CDS Clearing and Depository Services Inc. ("CDS") or the Depository Trust Company ("DTC"), as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

For assistance in withdrawing your Common Shares, you should contact your broker or Laurel Hill Advisory Group, the strategic shareholder advisor and information agent retained by Pacific Booker, by North American toll free phone at 1-877-452-7184, local and text: 1-416-304-0211 or by email at assistance@laurelhill.com. To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

PACIFIC BOOKER SHARES

General

The Common Shares are listed for trading on the TSXV under the symbol "BKM". In addition, the Common Shares trade on the OTC Markets under the symbol "PBMLF".

On April 13, 2026, the last trading day prior to the commencement of the Hostile Bid, the closing price of the Common Shares on the TSXV was $1.35. On April 28, 2026, the last trading day prior to the date of this Directors' Circular, the closing price of the Common Shares on the TSXV was $3.15.

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Share Capital

As at April 28, 2026, there were: (a) 16,816,969 Common Shares issued and outstanding; and (b) 3,363,000 Options issued and outstanding.

The Company's authorized share capital consists of 100,000,000 Common Shares without par value.

Description of Common Shares

Holders of Common Shares are entitled to: (a) dividends if, as and when declared by the Pacific Booker Board, which may from time to time declare and authorize payment of such dividends as it may deem advisable; and (b) one vote per Common Share at meetings of Shareholders.

OWNERSHIP OF SECURITIES OF PACIFIC BOOKER

The following table sets out the names and positions of each director and officer of the Company and the number and percentage of Common Shares and Options beneficially owned, or over which control or direction is exercised, by each such person and, where known after reasonable enquiry, by each associate or affiliate of any insider of the Company, each associate or affiliate of the Company, any insider of the Company other than a director or officer of the Company and each person acting jointly or in concert with the Company as of April 28, 2026, unless stated otherwise. See also "Principal Holders of Common Shares of Pacific Booker".

Securities Beneficially Owned or Controlled

Name and Position(1)(2)	Number/Percentage of Common Shares(3)	Number/Percentage of Options(4)
John Plourde (CEO, President and Director)	455,879 / 2.71%	1,085,000 / 32.26%
Ruth Swan (CFO)	25,108 / 0.15%	398,000 / 11.83%
Gregory Anderson (Director)	5,029 / 0.03%	325,000 / 9.66%
Victor Eng (Director)	54,765 / 0.33%	300,000 / 8.92%
Jonathan McCullough (Director)	Nil	Nil(5)
Dennis Simmons (Director)	340,619 / 2.03%	375,000 / 11.15%
William Webster (Director)	341,060 / 2.03%	200,000 / 5.95%

Notes:
(1)

The information as to securities beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors, officers and insiders or otherwise has been obtained from publicly available sources.

(2)

In addition, as of April 28, 2026, the officers and directors as a group held an aggregate of 3,905,460 Common Shares and Options representing on a combined basis, 19.35% of the outstanding Common Shares assuming the exercise of all Options.

(3)	As of April 28, 2026, there were 16,816,969 Common Shares issued and outstanding
(4)	As of April 28, 2026, there were 3,363,000 Options issued and outstanding
(5)	It is expected that Mr. McCullough will be granted 250,000 Options pursuant to the Option Plan and in accordance with the Company's director compensation practices.

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PRINCIPAL HOLDERS OF COMMON SHARES OF PACIFIC BOOKER

To the knowledge of the directors and officers of the Company, after reasonable enquiry, as at April 28, 2026, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of voting securities of the Company.

INTENTION OF DIRECTORS, OFFICERS AND OTHER SHAREHOLDERS WITH RESPECT TO THE HOSTILE BID

To the knowledge of the directors and officers of Pacific Booker, after reasonable enquiry, as at April 29, 2026, none of the directors and officers of Pacific Booker, the associates or affiliates of any insider of Pacific Booker, the associates or affiliates of Pacific Booker, other insiders of Pacific Booker or any other person or company acting jointly or in concert with Pacific Booker have accepted or indicated their intention to accept the Hostile Bid.

TRADING IN SECURITIES OF PACIFIC BOOKER

During the six (6) month period preceding the date hereof, none of the Company, the directors, officers or other insiders of the Company nor, to the knowledge of the directors and officers of the Company, after reasonable enquiry, any associate or affiliate of an insider of the Company, any associate or affiliate of the Company or any person or company acting jointly or in concert with Company, has traded any Common Shares.

ISSUANCES OF SECURITIES OF PACIFIC BOOKER

Except as set out below, no Common Shares or securities convertible into Common Shares have been issued to the directors, officers and any other insiders of the Company during the two (2) years preceding the date of this Directors' Circular.

Name	Date	Nature of Issuance	Number of Securities Issued	Issue/Exercise Price per Common Share
John Plourde	November 12, 2024	Grant of Options	700,000	C$3.00
	November 13, 2025	Grant of Options	700,000	C$3.00
Ruth Swan	May 9, 2024	Grant of Options	168,000	C$1.00
	February 25, 2026	Grant of Options	100,000	C$2.00
Victor Eng	May 9, 2024	Grant of Options	200,000	C$1.00
	May 12, 2025	Grant of Options	200,000	C$1.30
William Webster	May 9, 2024	Grant of Options	200,000	C$1.00
	May 12, 2025	Grant of Options	200,000	C$1.30

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ARRANGEMENTS BETWEEN THE OFFEROR AND THE DIRECTORS, OFFICERS AND
SECURITYHOLDERS OF PACIFIC BOOKER

There are no agreements, commitments or understandings made or, to the knowledge of the directors and officers of the Company, proposed to be made between the Offeror and any of the directors or officers of the Company, including any agreement, commitment or understanding including pursuant to which a payment or other benefit is proposed to be made or given by way of compensation for loss of office or as to any such person remaining in or retiring from office if the Hostile Bid is successful. No director or officer of the Company is a director or officer of the Offeror or of any subsidiary of the Offeror.

To the knowledge of the directors and officers of the Company, there are no agreements, commitments or understandings made or proposed to be made between the Offeror and any securityholder of the Company relating to the Hostile Bid.

ARRANGEMENTS BETWEEN PACIFIC BOOKER AND ITS DIRECTORS AND OFFICERS

Other than as described in this Directors' Circular, no agreement, commitment or understanding has been made, or is proposed to be made, between the Company and any of its directors or officers, including pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Hostile Bid is successful.

Compensation Agreements and Arrangements

Pacific Booker has commitments or understandings with certain of its directors and officers as follows:

•John Plourde receives monthly compensation of $11,000 for his role as President and CEO of the Company; and

•Ruth Swan receives compensation of $50.00 per hour as CFO of the Company.

Neither of the foregoing commitments or understandings are set out in formal written agreements.

Option Plan

The following is a summary of the treatment of Options on a Change of Control Event (as defined in and pursuant to the Option Plan) and is therefore not a comprehensive description of all of the terms and conditions of the Option Plan and is qualified entirely by the text of the Option Plan.

In the event that a Change of Control Event occurs, all Options outstanding under the Option Plan shall immediately vest in full and each Option will be paid out in cash at an amount equal to the difference between the value of the per-share consideration payable pursuant to the terms of the transaction constituting a Change of Control Event and the exercise price stipulated when such Option was granted.

Assuming the conditions in the Hostile Bid are satisfied and the Offeror takes up and pays for the Common Shares, the Hostile Bid would be a Change of Control Event and all Options would immediately vest in full and be paid out in accordance with the terms of the Option Plan.

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As of April 28, 2026, the officers and directors as a group held 2,683,000 Options. The Hostile Bid is made only for the Common Shares and is not made for any convertible securities.

OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Pacific Booker or the directors or officers of Pacific Booker or, to their knowledge after reasonable enquiry, any associate or affiliate of an insider of Pacific Booker, any affiliate or associate of Pacific Booker, any insider of Pacific Booker who is not a director or officer of Pacific Booker or any person acting jointly or in concert with Pacific Booker, beneficially owns, or exercises control or direction over, any securities of the Offeror.

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS WITH THE OFFEROR

None of the directors or officers of Pacific Booker and their associates and, to the knowledge of the directors and officers of Pacific Booker, after reasonable enquiry, no person who owns more than 10% of any class of equity securities of Pacific Booker for the time being outstanding has any interest in any material transaction to which the Offeror is a party.

MATERIAL CHANGES IN THE AFFAIRS OF PACIFIC BOOKER

Except as publicly disclosed, the directors and officers of Pacific Booker are not aware of any information that indicates any material change in the affairs of Pacific Booker since the date of its last published financial statements, being its interim consolidated financial statements for the three and nine months ended October 31, 2025.

OTHER TRANSACTIONS

Other than as described or referred to in this Directors' Circular, no negotiations are underway in response to the Hostile Bid which relate to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving Pacific Booker or a subsidiary of Pacific Booker; (ii) the purchase, sale or transfer of a material amount of assets by Pacific Booker or a subsidiary of Pacific Booker; (iii) a take-over bid or other acquisition of securities of Pacific Booker by any person other than the Offeror; (iv) a bid by Pacific Booker for its own securities or for those of another issuer; or (v) any material change in the present capitalization or dividend policy of Pacific Booker.

Other than as described or referred to in this Directors' Circular, there is no transaction, Pacific Booker Board resolution, agreement in principle or signed contract of Pacific Booker which has occurred in response to the Hostile Bid and that related to one of the matters set forth in the preceding paragraph. Notwithstanding the foregoing, the Pacific Booker Board may in the future engage in or conclude negotiations pursuant to a strategic process or in response to the Hostile Bid that could have one or more of the effects specified in the preceding paragraph. The Pacific Booker Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that Pacific Booker may conduct. Accordingly, Pacific Booker does not currently intend to disclose the possible terms of any such transaction or proposal until required by applicable law or considered appropriate.

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OTHER MATERIAL INFORMATION

Except as otherwise described or referred to in this Directors' Circular, or which is otherwise publicly disclosed, no other information is known to the directors or officers of Pacific Booker that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Hostile Bid.

OTHER PERSONS RETAINED IN CONNECTION WITH THE HOSTILE BID

In addition to the external legal advisor, Bennett Jones, as to Canadian law matters and RCI Capital as financial advisor, Pacific Booker has retained the persons described below in connection with the Hostile Bid.

Pacific Booker has retained Laurel Hill Advisory Group as its strategic shareholder advisor and information agent in connection with the Hostile Bid and certain related matters. Laurel Hill Advisory Group will receive reasonable and customary compensation for its services and reimbursement for its reasonable out-of-pocket expenses. Pacific Booker has agreed to indemnify Laurel Hill Advisory Group against certain liabilities arising out of or in connection with the engagement. Inquiries concerning the information in this document should be directed to Laurel Hill Advisory Group, the strategic shareholder advisor and information agent retained by Pacific Booker, by North American toll free phone at 1-877-452-7184, local and text: 1-416-304-0211 or by email at assistance@laurelhill.com. To keep current with and obtain information about the Hostile Bid, please visit www.pacificbooker.com.

Except as set forth above, neither Pacific Booker nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Shareholders in connection with the Hostile Bid.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides securityholders of Pacific Booker with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Pacific Booker Board.

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CONSENT OF RCI CAPITAL GROUP INC.

TO: The Special Committee of the Board of Directors of Pacific Booker Minerals Inc. ("Pacific Booker")

AND TO: The Board of Directors of Pacific Booker

We hereby consent to the references to our firm name and to our opinion dated April 29, 2026, contained in, and the inclusion of the text of such opinion as Appendix "A" to, the directors' circular of Pacific Booker dated April 29, 2026.

Our opinion was given as at April 29, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Special Committee of the Board of Directors of Pacific Booker and the Board of Directors of Pacific Booker shall be entitled to rely upon our opinion.

(Signed) "RCI Capital Group Inc."

Dated: April 29, 2026

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CERTIFICATE

Dated: April 29, 2026

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Pacific Booker Minerals Inc.

(Signed) "Dennis Simmons" Dennis Simmons Lead Director	(Signed) "Jonathan McCullough" Jonathan McCullough Chair of the Special Committee

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APPENDIX "A"
OPINION OF RCI CAPITAL GROUP INC.

April 29, 2026

The Special Committee of the Board of Directors

Pacific Booker Minerals Inc.

1166 Alberni St. Suite 1203

Vancouver, BC, V6E 3Z3

To the Special Committee of the Board of Directors:

INADEQUACY OPINION

RCI Capital Group Inc. ("RCI"), understands that American Eagle Gold Corp. ("American Eagle") has made an offer (the "American Eagle Offer") to acquire all of the issued and outstanding common shares (the "Common Shares") of Pacific Booker Minerals Inc. (the "Company") not already owned by American Eagle or its affiliates for consideration per Common Share of 1.41 of a common share of American Eagle (the "American Eagle Shares"). The consideration of the American Eagle Offer is detailed in a take-over bid circular dated April 14, 2026 (the "American Eagle Circular"), which has been mailed to holders of the Common Shares (the "Shareholders") in connection with the American Eagle Offer.

RCI understands that the board of directors (the "Board") of the Company has formed a special committee comprised of independent directors (the "Special Committee") to consider the American Eagle Offer and make recommendations thereon to the Board. The Special Committee has retained RCI to provide advice and assistance to the Special Committee in evaluating the American Eagle Offer, including the preparation and delivery, to the Special Committee and the Board, of RCI's opinion (the "Opinion") as to the fairness of the consideration under the American Eagle Offer from a financial point of view to the Shareholders (other than American Eagle and its affiliates).

RCI has not prepared a valuation of the Company or any of its securities or assets and the Opinion should not be construed as such.

Engagement

The Company initially contacted RCI regarding a potential advisory assignment the week of April 20, 2026, and RCI was formally engaged by the Special Committee through an agreement between the Special Committee and RCI (the "Engagement Agreement") dated April 22, 2026. The terms of the Engagement Agreement provide that RCI is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events, including the non-completion of an unsolicited take-over bid for the Common Shares. In addition, RCI is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RCI consents to the inclusion of the Opinion in the directors' circular to be mailed to the Shareholders (the "Directors' Circular") and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

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Credentials of RCI Capital Group

RCI provides financial and strategic advisory and capital formation services. We focus on mid-market, private and public companies in the energy & resources sector. Our diverse client base includes strategic investors, state-owned enterprises, multinational conglomerates, private equity groups and sovereign wealth funds based predominately in Canada, United States, China, South Korea, Japan and India. With a team of over 50 experts located in these jurisdictions, RCI's commitment and focus for client success has helped us emerge as a leading facilitator of cross border capital into North American energy and resource sectors. RCI delivers a full range of financial and strategic advisory services including mergers and acquisitions, strategic partnerships, investment structuring and project financing.

Since its inception in 1996, RCI has facilitated more than US$7 billion dollars of capital flow from Asia-Pacific to Canada and the U.S.A. RCI has a strong track record of originating and executing cross border M&A transactions with several significant deals. In 2018, RCI Capital Group acted as the financial advisor to Sumitomo Metal Mining Co., Ltd. in connection with the sale of the Pogo Mine to Northern Star Resources Limited for US$260 million. In June 2017, RCI Capital Group acted as the financial advisor and buy side originator on behalf of IAMGOLD in the sale of a 30% undivided participating interest of its ownership of the Côté Gold Project in Ontario to Sumitomo Metal Mining Co., Ltd. for US$195 million. In March 2018, the transaction received the PDAC's Viola R. MacMillan Award for demonstrating leadership in management and financing for the exploration and development of mineral resources. PDAC praised the deal saying, "The joint venture is a success story because it mitigates the risk of the Côté Gold project by giving IAMGOLD access to Sumitomo's considerable financial resources and mine building and operating expertise."

The Opinion expressed herein represents the Opinion of RCI and the form and content herein have been approved for release by a committee of its directors.

Independence of RCI Capital Group

Neither RCI Capital Group, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (the "Interested Parties").

RCI has not participated in any financings involving the Interested Parties within the past two years. There are no other understandings, agreements or commitments between RCI Capital Group and any of the Interested Parties with respect to future business dealings. RCI Capital Group may in the future have positions in the securities of one or more of the Interested Parties and, from time to time. RCI Capital Group may also, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

Scope of Review

In connection with our Opinion, we have reviewed and relied upon or carried out, among other things, the following:

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1.the American Eagle Take-over Bid Circular;

2.a draft of the Directors' Circular;

3.certain publicly available information relating to the business, operations, financial condition and trading

4.history of the Company and other selected public companies considered relevant;

5.certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;

6.internal management forecasts, cash flow projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

7.discussions with management of the Company relating to the Company's current business, plans, financial condition and prospects;

8.the independent technical report on the Morrison copper/Gold Project - Feasibility Study NI 43-101 Technical Report, dated March 2009;

9.discussions with legal counsel to the Special Committee and the Board of Directors;

10.public information with respect to selected precedent transactions we considered relevant;

11.historical commodity prices and the impact of various commodity pricing assumptions on the business;

12.prospects and financial forecasts of the Company and the Parent;

13.various reports published by equity research analysts, industry sources and credit rating agencies we

14.considered relevant; and

15.such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

RCI Capital Group has not, to the best of its knowledge, been denied access by the Company to any information under the Company's control requested by RCI Capital Group.

Assumptions and Limitations

RCI has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of the Company) and other information, data, advice, recommendations or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the "Information"). The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of

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professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RCI in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided to RCI orally by, or in the presence of, any officer or employee of the Company, or in writing by the Company, any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Opinion was, at the date provided to RCI, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact, and did not and does not omit to state any material fact necessary to make the Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RCI; and that (ii) since the dates on which the Information was provided to RCI, except as disclosed in writing to RCI, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and there has been no material change in the Information or other material change or change in material facts, in each case, that might reasonably be considered material to the Opinion.

In preparing the Opinion, RCI has made several assumptions, including that all of the conditions required to implement the American Eagle Offer will be met and that the disclosure provided or incorporated by reference in the American Eagle Circular and Draft Directors' Circular with respect to the Company, American Eagle, their respective subsidiaries and affiliates and the American Eagle Offer is accurate in all material respects.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, American Eagle and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RCI in discussions with management of the Company.

In its analyses and in preparing the Opinion, RCI made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RCI or any party involved in the American Eagle Offer.

The Opinion has been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RCI.

The Opinion is given as of the date hereof and RCI disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to RCI's attention after the date hereof.

Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, RCI reserves the right to change, modify or withdraw the Opinion.

RCI believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness Opinion is a complex process and

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is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to any Shareholder as to whether to tender its Common Shares to the American Eagle Offer.

Fairness Conclusion

Based upon and subject to the foregoing, RCI is of the opinion that, as of the date hereof, the consideration under the American Eagle Offer is inadequate from a financial point of view to the Shareholders (other than American Eagle and its affiliates).

Yours very truly,

RCI Capital Group Inc.

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APPENDIX "B"
GLOSSARY

In the Directors' Circular, the following terms have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Directors' Circular.

"affiliate" has the meaning given to it in NI 62-104, unless otherwise noted;

"American Eagle" or "Offeror" means American Eagle Gold Corp.;

"American Eagle Circular" means the Hostile Bid and the accompanying take-over bid circular of the Offeror dated April 14, 2026;

"April 27 Meeting" has the meaning given to it under the heading "Background to the Hostile Bid and Response of Pacific Booker";

"associate" has the meaning given to it in NI 62-104, unless otherwise noted;

"BCBCA" means the Business Corporations Act (British Columbia), and the regulations thereunder, as amended from time to time;

"Bennett Jones" means Bennett Jones LLP, legal counsel to the Company;

"CDS" has the meaning given to it under the heading "How to Withdraw Your Deposited Common Shares";

"CEO" means Chief Executive Officer;

"CFO" means Chief Financial Officer;

"CIM" has the meaning given to it under the heading "Scientific and Technical Disclosure";

"Common Shares" means the common shares in the capital of Pacific Booker;

"Compulsory Acquisition" means the acquisition of the remainder of the Common Shares by way of compulsory acquisition pursuant to Division 6 of the BCBCA;

"Directors' Circular" means this directors' circular of Pacific Booker dated April 29, 2026;

"DTC" has the meaning given to it under the heading "How to Withdraw Your Deposited Common Shares";

"Expiry Time" means 5:00 p.m. (Toronto time) on July 29, 2026, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 2 of the Hostile Bid, "Time for Acceptance";

"forward-looking information" has the meaning given to it under the heading "Cautionary Statement on Forward-Looking Statements";

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"Governmental Entity" means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry or agency; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) the TSXV, as applicable;

"Hostile Bid" means the formal take-over bid by the Offeror made April 14, 2026 as set forth in and forming part of the American Eagle Circular, for consideration of 1.41 Offeror Common Shares for each Common Share;

"IFRS" means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

"Interested Parties" has the meaning given to it under the heading "Recommendation of the Financial Advisor";

"Laurel Hill Advisory Group" means Laurel Hill Advisory Group, the information agent retained by Pacific Booker in connection with the Hostile Bid;

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, instruments, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such persons or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal in the form accompanying the American Eagle Circular;

"Material Adverse Effect" means any condition, event, circumstance, change, development, occurrence or state of facts: (a) in the business, assets, operations, capitalization, properties, condition (financial or otherwise), prospects, equity or debt ownership, results of operations, cash flows, articles, by-laws or other constating documents, licenses, permits, rights or privileges or liabilities (including, without limitation, any contingent liabilities that may arise through outstanding, pending or threatened in writing litigation or otherwise), whether contractual or otherwise, of the Company or its subsidiaries which, when considered either individually or in the aggregate, is or may be materially adverse to the Company and its subsidiaries (on a consolidated basis) or, where applicable, the Offeror and its subsidiaries (on a consolidated basis); or (b) which, when considered either individually or in the aggregate, would be expected to reduce the anticipated economic value to the Offeror of the acquisition of the Common Shares or make it inadvisable for or impair the ability of the Offeror to proceed with the Hostile Bid and/or to take up and pay for Common Shares deposited under the Hostile Bid and/or the consummation of a Compulsory Acquisition or Subsequent Acquisition Transaction or which, if the Hostile Bid or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would be materially adverse to the Offeror or any

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of its affiliates or which would limit, restrict or impose limitations or conditions on the ability of the Offeror to own, operate or effect control over any material portion of the business or assets of the Company or its subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of the Company or its subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of the Offeror or its affiliates;

"Morrison Project" means the Company's Morrison project located in Central British Columbia, 35 km north of the Village of Granisle, as further described in the Technical Report;

"NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended;

"Offeror Common Shares" means common shares in the capital of the Offeror;

"Option Plan" means the stock option plan of Pacific Booker last approved by Shareholders at the Company's annual general meeting held on July 24, 2025, providing for the issuance of Options;

"Options" means an option to acquire one Common Share granted pursuant to the Option Plan;

"Pacific Booker Board" means the board of directors of Pacific Booker as constituted from time to time;

"Pacific Booker", the "Company", "we", "our" or "us" means, unless otherwise noted or the context otherwise indicates, Pacific Booker Minerals Inc. and its subsidiaries;

"RCI Capital" means RCI Capital Group Inc., financial advisor to Pacific Booker;

"RCI Engagement Agreement" means the engagement agreement between RCI Capital and the Company dated April 22, 2026;

"Registration Statement" has the meaning given to it in the American Eagle Circular;

"Regulatory Approvals" means any consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by or before, any Governmental Entity, or the expiry, waiver or termination of any waiting or suspensory period imposed by Law or a Governmental Entity or pursuant to a written agreement between the Offeror and a Governmental Entity to refrain from consummating the Hostile Bid, in each case (a) required or advisable under Laws in connection with the Hostile Bid or any Compulsory Acquisition or Subsequent Acquisition Transaction, (b) to issue and list the Offeror Common Shares issued under the Hostile Bid on the TSXV, or (c) to prevent or avoid the occurrence of any Material Adverse Effect as a result of the consummation of the Hostile Bid or any Compulsory Acquisition or Subsequent Acquisition Transaction;

"Securities Act" means the Securities Act (British Columbia);

"SEDAR+" means the System for Electronic Data Analysis and Retrieval +;

"Senior Officers" means John Plourde, President and Chief Executive Officer of Pacific Booker and Ruth Swan, Chief Financial Officer of Pacific Booker;

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"Shareholder" means a holder of Common Shares;

"Special Committee" means the special committee of independent directors established by the Pacific Booker Board to, among other things, review and assess the Hostile Bid and make recommendations in respect thereof, and consisting of Jonathan McCullough (Chair) and Gregory Anderson;

"Subsequent Acquisition Transaction" has the meaning given to it under the heading "Questions and Answers About the Hostile Bid";

"subsidiary" has the meaning given to it under the Securities Act;

"Technical Report" has the meaning given to it under the heading "Scientific and Technical Disclosure";

"TSXV" means the TSX Venture Exchange; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

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APPENDIX "C" MINERAL RESOURCES The mineral resource estimate for the Morrison Project, as set forth in the Technical Report, is as follows: Measured and Indicated:

Inferred:

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT North America Toll Free: 1-877-452-7184 Collect Calls Outside North America: 416-304-0211 Email: assistance@laurelhill.com